Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 3 DATED JULY 14, 2022

TO THE OFFERING CIRCULAR DATED MAY 16, 2022

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 16, 2022, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Chief Executive Officer Bill Stoddart

On July 11, 2022, Interim Chief Executive Officer (CEO) Andy Ambriole stepped down and William “Bill” Stoddart became the CEO of the Company. Mr. Stoddart was appointed by the Board of Directors following a nation-wide search.

Mr. Ambriole will remain on the Company’s Board of Directors and a senior employee of the Company. He is expected to play an active role in the Company supporting Mr. Stoddart’s transition.

Biography of Bill Stoddart:

Bill Stoddart has been personally involved in social finance and values-based investing since the early 1990s and professionally since 2006. After five years as a Financial Consultant with a regional broker-dealer, Bill started NorthFork Financial in 2011. Based on his experiences on both sides of the desk, Bill built NorthFork Financial using a fiduciary business model in which clients’ interests always come first. He also has honed his expertise in values-based Socially Responsible and Impact Investing, integrating clients’ personal values and goals with both public and private investment opportunities.

Bill is a frequent attendee and contributor to several conferences each year. Under Bill’s guidance, NorthFork Financial became a certified B Corp in 2016, acknowledged for meeting rigorous standards of social and environmental performance, accountability, and transparency. He was also a member of the first cohort of Just Economy’s Integrated Capital Institute (formerly housed with RSF Social Finance).

Bill is the co-founder of HomeStake Venture Partners, a Montana Benefit Corporation, created to address the related problems of access to friendly, patient capital for businesses, small to medium-sized companies’ need for advanced technical assistance, and the interest of investors to find alternatives to Wall Street. He also launched 45North Partners in 2019 to support clients who wish to pursue non-extractive investments in renewable agriculture, affordable housing, social justice, and community economic development by creating custom portfolios of direct loans and equity investments in private companies.

Bill graduated from Cornell University with a B.A. in History in 1989, obtained his M.A. in History at Montana State University in 1996 and spent nine years teaching AP U.S. History and Government at Bozeman High School. Beyond work and volunteering on a number of nonprofit boards, including Headwaters Economics, the Montana Wilderness School, and the Yellowstone Ecological Research Center, as well as his role on the board of Seek Labs, a HomeStake portfolio company, he and his family spend as much time as possible adventuring outdoors.

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Management Compensation

In his capacity as CEO, Mr. Stoddart is receiving the following compensation, beginning as of July 11, 2022:

Name	Position	2022 Salary	2022 Bonus	Stock Award	Option Award	Non-Qualified Deferred Compensation	All Other Compensation	Total 2022 Compensation
Bill Stoddart	Chief Executive Officer	$75,000(1)	None	None	None	None	None(1)	$75,000(1)

(1)	All compensation amounts are based on annual totals, and part-time (20-hours per week) employment with the Company. Mr. Stoddart began his term as CEO on July 11, 2022, initially on a part-time basis. For so long as he is considered part-time, Mr. Stoddart will not receive any employee benefits. Mr. Stoddart is expected to transition to full-time employment no later than September 6, 2022. Upon becoming a full-time employee of the Company, Mr. Stoddart’s salary will be increased to $150,000 per year, and he will receive all standard benefits provided to Company employees, valued at $9,000.

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